Name of Registrant: TG Therapeutics, Inc.
Name of persons relying on exemption: California Public Employees Retirement System (CalPERS)
Address of persons relying on exemption: 400 Q Street, Sacramento, CA  95811

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

May 31, 2019

Dear TG Therapeutics, Inc. Shareowner:

Support Shareowner Proposal #5 Requesting Majority Vote

We urge shareowners to support proposal #5 at the company’s June 13, 2019 Annual General Meeting. As of record date April 18, 2019, CalPERS owned approximately 85,000 shares of TG Therapeutics, Inc. common stock. As a long-term shareowner of the company we ask that you support our non-binding shareowner proposal requesting the Board of Directors amend the company’s governing documents to allow for a majority voting standard in director elections, while retaining a plurality vote standard for contested director elections.

Majority Vote for Director Elections is Becoming Widely Accepted

Plurality voting is rapidly being replaced with majority voting in uncontested director elections as a growing number of large companies have adopted it as a corporate governance best practice. Approximately 92% of the companies in the S&P 500 and 47% of the companies in the Russell 3000 have adopted some form of majority voting – an indication of the current direction of good corporate governance.

A Plurality Vote Standard Disenfranchises Shareowners

CalPERS believes that a plurality voting standard effectively disenfranchises shareowners when directors run unopposed. Under the existing plurality standard, uncontested director nominees can be elected with a single “For" vote, leaving votes “Withheld” with no legal effect whatsoever. While under the CalPERS majority vote request, director nominees would need to be elected by the affirmative vote of a majority of shares represented and voting at a duly held meeting. Majority voting would give shareholders a meaningful voice in determining who will represent them on the board.

Governance Concerns at TG Therapeutics, Inc.

In addition to our request for majority vote for director elections, we would like to highlight the following governance concerns at the company:

•
Non-responsiveness to CalPERS’ requests to engage the company regarding improving its board diversity.  CalPERS’ multiple requests to engage the company starting in July 2017 and throughout 2018 have been unanswered

•	Overboarded Director – Michael Weiss sits on three additional boards outside of his directorship and CEO position at TG Therapeutics
•	Non-Shareowner Approved Poison Pill

PLEASE NOTE: The cost of this solicitation is being borne entirely by CalPERS and is being done through the use of the mail and telephone communication. CalPERS is not asking for your proxy card.  Please do not send us your proxy card.

Based on the governance deficiencies and issues noted above, CalPERS will also be withholding vote from director nominees M. Weiss, L. Charney, Y. Echelard, W. Kennedy, K. Hoberman, D. Hume, and M. Schoenebaum, and at the June 13, 2019 Annual General Meeting.

Support Proposal #5 requesting Majority Vote for Director Elections

We believe a majority vote standard is essential to a sustainable system of governance that fosters director accountability and long-term value creation. Fully accountable governance structures through the adoption of majority vote should be in place to offer shareowners a meaningful voice in the director election process.  Please vote “FOR” shareowner proposal #5.

Should you have any questions please feel free to contact Todd Mattley, CalPERS Associate Investment Manager at Engagements@calpers.ca.gov or 916-795-0565.

Thank you for your support.

Sincerely,

Simiso Nzima
Investment Director, Global Equity
CalPERS Investment Office

PLEASE NOTE: The cost of this solicitation is being borne entirely by CalPERS and is being done through the use of the mail and telephone communication. CalPERS is not asking for your proxy card.  Please do not send us your proxy card.

CalPERS Public Employees’ Retirement System Shareowner Alert